SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA ● ASIA PACIFIC ● EUROPE	meng.ding@sidley.com +852 2509 7858

Confidential

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mr. John Stickel
Ms. Sonia Bednarowski

Re:	Puyi Inc.
Amendment No. 3 to Registration Statement on Form F-3
Filed May 10, 2022
File No. 333-261063

Dear Sir/Madam,

On behalf of our client, Puyi Inc., a Cayman Islands exempted company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-3 (the “Registration Statement”) contained in the Staff’s letter dated May 20, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company is filing its Amendment No. 4 to the Registration Statement (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended Registration Statement where the revised language addressing a particular comment appears.

Partners | Constance Choy H.M., Desmond Ang C.K., (Christopher) Cheng C.H., Meng Ding, (Sherlyn) Lau S.Y., Linh Hue Lieu,
Olivia Ngan, S.M., (Raymond) Oh C.H., Yuet Ming Tham, (Friven) Yeoh K.H., Yan Zhang
Registered Foreign Lawyers | Steven C Hsu (New York)*, Joy Lam (New South Wales)*, (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*, Effie Vasilopoulos (New South Wales)*,
(Renee) Xiong Y. (New York)*, (Oliver) Zhong Q. (New York)*, (Julia) Zhu Q. (New York)°
Consultants | Hon Au Yeung, Huberta Chow X.L., Dominic D. James, David K. Lee, (Winnie) Mak T.M., Dominic Sze C.K.,
Douglas Tsang C.L., (Eva) Tsui Y.W., Dominic Tsun W.L., Susan Wang S.X., Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Claudia Yu K.W., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)
° Foreign Legal Consultant / Legal Counsel

Amendment No. 3 to Registration Statement on Form F-3 filed May 10, 2022

General

1.	Refer to your response to comment 1. Please revise to remove references to “our VIEs” as such disclosure implies ownership of the VIEs. In this regard, we note your disclosure in the bullet points on page 16.

Response: The Company has acknowledged the Staff’s comment and hereby clarifies that the references to “our VIEs” on page 16 are cross-references to the relevant risk factors in the 2021 Annual Report. The Company plans to revise the references to “our VIEs” in its next annual report to be filed with the SEC. Additionally, the Company has revised all references to “its/our variable interest entity” to “the variable interest entity” throughout the Amended Registration Statement.

2.	We note you that you have a subsidiary and operations in Hong Kong. Please expand your disclosure to clarify that the PRC government has significant authority to intervene or influence the operations of a Hong Kong subsidiary at any time, which could result in a material adverse change to your business, prospects, financial condition, and results of operations, and the value of your securities. Also, ensure that your disclosure throughout the filing addresses each of the legal and operational risks associated with conducting business in Hong Kong. Further, disclose the percentage of your revenues derived from Hong Kong for the periods presented in the prospectus summary.

Response: The Company has acknowledged the Staff’s comment and hereby clarifies that its subsidiary Puyi Holdings (Hong Kong) Limited (“Puyi HK”) is a holding company in Hong Kong without any actual business operations. Puyi HK has not generated any revenue in the past and is not expected to engage in any actual business operations in the near future. As such, the Company is of the view that the potential legal and operational risks associated with conducting business in Hong Kong are inapplicable to Puyi HK.

3.	Please confirm that in your Exchange Act filings you will provide disclosure highlighting the risks associated with investing in companies that are based in China as well as the other issues addressed in the Sample Letter to China-Based Companies located on our website at https://www.sec.gov/corpfin/sample-letter-china-based-companies.

Response: The Company has acknowledged the Staff’s comment and hereby confirms that in its Exchange Act filings it will provide disclosure highlighting the risks associated with investing in companies that are based in China as well as the other issues addressed in the Sample Letter to China-Based Companies.

Cover Page

4.	Refer to your response to comment 3. Please revise your cover page to provide quantitative disclosure regarding cash transfers that have been made to date between you, your subsidiaries and the consolidated VIEs, or to investors. In this regard, we note your disclosure that “cash transfers have been made to date between Puyi Inc., [y]our subsidiaries and the consolidated VIEs.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Amended Registration Statement.

About this Prospectus, page 1

5.	Please revise your disclosure on page 2 to remove the exclusion of Hong Kong and Macau from the definition of the PRC and China.

Response: The Company has acknowledged the Staff’s comment and hereby clarifies that it is inappropriate to remove the exclusion of Hong Kong and Macau from the definition of the PRC and China. Hong Kong and Macau are two special administrative regions of the PRC under the constitutional principle of “one country, two systems.” Each of the two regions has its own legal system and high autonomy to deal with international affairs, especially economic and financial affairs. Though the National Security Law passed by the National People’s Congress of the PRC in June 2020 may provide the PRC government jurisdiction to prosecute certain crimes relating to national security in Hong Kong, the Company does not believe there is any concrete evidence suggesting its holding company in Hong Kong will be impacted by the PRC government. The disclosure relating to various laws, regulations, measures and restrictions of the PRC in the Registration Statement applies only to Mainland China, but not to Hong Kong and Macau. Therefore, it would be inaccurate or even misleading to define PRC and China to include Hong Kong and Macau. The Company’s existing definition of the PRC and China in the Registration Statement is consistent with the general accepted practice by almost all China-based companies listed in a U.S. or Hong Kong stock exchange.

If you have any questions regarding the Amendment No. 4 to Registration Statement on Form F-3, please do not hesitate to contact me by phone at +852 2509 7858 or via e-mail at meng.ding@sidley.com.

Very truly yours,

/s/ Meng Ding

Meng Ding

cc:	Via E-mail Hu Anlin, Chief Financial Officer and Vice President Jing He, General Manager of Financial Reporting Department Puyi Inc.